

INVEST IN **OLYMPIAN MOTORS** ✅ (YC W22)

Manufacturing next-gen electric vehicles ⚡⚡ An emerging competitor to Tesla and Rivian

olympianmotors.com   New York, NY   🐦 in ▶ f ⃝ ♪

Technology   Y Combinator   Hardware   B2C   Transportation

Highlights

Y Combinator
Raised from Y Combinator

Y

1. ⚡Olympian Motors is manufacturing modular electric vehicles for the U.S. passenger vehicle market.

2. ⚙️We engineered a fully modular, open EV platform. 🔧Reduced tooling/machinery costs by ~80%.

3. ➕ $42M revenue pipeline. ➕ Booked 547 pre-orders for Model O1 and Model 84.

4. ✅ Current Investors: Y-Combinator, Climate Capital, Mobility Vision Fund, Reunited, Collaborative

5. ⏩ First deliveries of Model 84 are scheduled for Q4/2024!

6. 🤝 Partnered with Foxconn, Google/Android GAS, BYD, Qualcomm, AWS, MATLAB and Columbia University.

7. 💪High-caliber, technical founding team from Tesla, Ford, Nvidia, and Apple.

8. ⏩Targeting 7% share in the U.S. passenger-vehicle market in 2030 to outcompete Ford, Rivian, Lucid.

Featured Investors

 **Y Combinator**

Notable Investor
Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe
ycombinator.com

Jared Friedman, Partner
""



Sam Silvers

Invested $245,500 ⓘ

[Follow]

Syndicate Lead
reunitedventures.com

"Olympian has been on my radar since Y-Combinator's first investment. Their art-deco EVs are brilliant! Their modular EV skateboard and 'Lego-EV' approach are truly innovative. It's a game changer and this strategy gives them a clear competitive edge over other automotive players in the market. I had a chance to test-drive both Olympian cars in Brooklyn, and the Model O1, in particular, captures a strong mid-century modern vibes with a James-Bond touch. I'm impressed by founders' deep technical background. They are really ambitious and possess deep technical expertise. With upcoming launches and customer deliveries in NY and CA, Olympian is creating a strong momentum. I'm investing again because electric vehicles are the future, and Olympian Motors could be a sensational story in that future. I'm very excited."



Other investors include <u>Collaborative Fund</u> `Notable` , <u>Climate Capital</u> `Notable` , <u>Soma Ventures</u> & 1137 more

Our Team



Eren Alan Canarslan Founder, CEO & Chief Engineer

Electronics Engineer and ex-VC turned Entrepreneur. Previously at Qualcomm, focused on Snapdragon automotive, Digital Chassis, AR/XR & satellites. Eren started his career at Ford's R&D team. Holds MBA from Columbia & BSc Degree in Electronics Engineering.

We love aesthetics, minimalism and privacy. We decided to blend timeless design, minimalism and nature to bring people the most elegant electric vehicles of the 21st century.



John Schmotzer CTO | Head of Olympus OS

Rockstar engineer and architect. Previously at Nvidia, led the automotive computing division. Worked at Ford R&D for 8 years. Started career at Raytheon as an E/E Engineer. Holds MSc and BSc in Electronics Engineering from the University of Michigan



Jasmine Sungu Head of Operations & Strategy

Previously a Business Development Lead at Cisco. Prior to that, Jasmine led two large-scale EV manufacturing/supply-chain projects at IBM and E&Y. She started her career at Merrill Lynch as a BD analyst. She holds a BA in Economics from NYU.



Adam Ruddle Head of Vehicle Engineering

Adam played critical engineering roles at Tesla, Canoo, Pininfarina. He led pivotal EV projects including NVH development for Tesla Model S, Tesla submarine car, Battista electric hypercar and electric Light Tactical Vehicle prototype to U.S. Army in 2022



Bryan Haut Head of Ops and Marketing

Bryan had extensive experience in early-stage growth, operations and marketing for 14+ years. He holds a BA degree in Philosophy from Harvard University. He has been developing end-to-end customer lifecycles and brand strategy for Olympian Motors.



Gigi Huang Head of Drivetrain

Experienced powertrain and battery engineer. Previously worked at Nimbus EV, Xing Mobility and Rovilus Mobility. He has extensive experience in drivetrain and vehicle development programs. Holds a BSc Degree in Mechanical Engineer from Virginia Tech.

Olympian Motors is a modular electric

Olympian Motors is a modular electric vehicle company, based in New York.



⚡ Olympian Motors is manufacturing next-generation electric vehicles.

🌠 Bold and aesthetic designs merged with a modular, open EV platform

🚗 **Number of Pre-orders:** 549 ~~306~~ (as of September 9th, 2024)

🏁 **Revenue Backlog:** $42M ~~$19M~~ (September, 2024)

🏁 Next Milestone: First customer deliveries to start in **Q4/2024!**

✅ Backed by: Y Combinator, Newlab, Collaborative Fund, MIH Foxconn, Mobility Vision Fund, Reunited, Climate Capital, Soma Ventures, Columbia University, Stanford University.

💪 Experienced technical founder team joined from Ford, Tesla, Nvidia, Qualcomm, and Apple

---

⚙️ **Our team engineered an open, fully-modular EV platform: 'Olympus eMVDS'**: A disruptive, modular Lego-EV architecture.

🏭 **Current Production Capacity** (Q4/2024): **320 vehicles/year**

🏭🏭🏭 **Projected Production Capacity** (2026): **24,000 vehicles**

🌆 Debuted Model O1 and Olympus EV platform at CES 2024 in Las Vegas!

🌆 Launched Model O1 at the NY Tech Week and NYC Climate Week.


Olympian Vehicle Line-Up
Model O1
Launch: 2025
Segment: Sedan
Base Price: $80K
Battery Range: 210 - 305 miles (2 Door | 4-Door)
Operating System: Olympus x Android
Available to purchase: NY, CA, FL, TX
Model 84
Launch: Q4/2024
Segment: SUV
Base Price: $80K
Battery Range: 205 - 335 miles (2 Door | 4-Door)
Operating System: Olympus x Android
Available to purchase: NY, CA, FL, TX
Centaur
Launch: 2025
Segment: Van
Base Price: $50K
Battery Range: 210 miles
Operating System: Olympus x Android
Available to purchase: TBD

Olympus eMVDS: Our disruptive Lego-EV architecture

> *Olympian is pioneering modular EV production in the American auto*

industry.


Olympian MVDS: Modular Vehicle and Drivetrain ...
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Olympus eMVDS enables:

> ***80% reduction in tooling & machinery costs***

> ***60% faster production-lead-time compared to legacy automakers Tesla, Ford, and Rivian.***

Olympus MVDS offers a disruptive 'Lego-EV' architecture that drastically cuts tooling, machinery, fitment and labor expenses Reduced production lead times by allowing for rapid go-to-market.

Built via Olympian eMVDS, our disruptive modular EV architecture.

Model O1 (Sedan) and Model 84 (SUV)





MODEL 01

MODEL 84

OLYMPUS
Open-Modular
Electric Vehicle
Platform

OLYMPIAN MOTORS

Our Modular, Open, 'Lego-EV' Architecture:

- Olympus MVDS is built on 4-core-hardware and 2-software modules.

- *We built an efficient, Lego-like, production model, and removed bureaucracy, middle-managers and bottlenecks.*

- *Partnered with the world's leading technology, component and*

material providers


Olympian MVDS | Modular/Lego Vehicle & Drivetrain
Modularized / Lego Hardware & software Architecture
Built on 4 hardware + 2 software modules
80% reduction in tooling and labor costs
50% shorter production lead time
NY
LA
DE
Multi-stage manufacturing across NY, Detroit and LA
Low-inventory, low CAPEX production model
2023 Production Capacity: 320 Vehicles
2024 Production Capacity: 1,800 Vehicles
84

Olympian eMVDS Key Technical Achievements:

- 70-80% reduction in tooling & machinery, fitment costs
- Built ~40% faster vehicle production lead time.
- 35% less wiring harness & associated labor expenses
- Simplified infotainment/navigation module and removed dependency to display screens and buttons.


Modular EV x Modular Manufacturing
• x4 hardware modules
• x2 software modules
• Olympus-Android OS
Manufacturing Partners
FOXCONN
BOSCH
Model 84
Tech Partners
android
Google Cloud
aws
FOXCONN
Qualcomm
RENESAS
< Olympus OS >
Olympian Mobile App
Olympian Infotainment Applications



Olympian's Commercial Milestones:

- Received 549 ~~276~~ pre-orders (paid) (as of September 9th, 2024).

- Built $42M+ revenue pipeline.

- Started test-drives of Model O1 and Model 84 in Brooklyn, New York.

- Manufacturing the initial batch across Brooklyn and Los Angeles facilities. 2024 capacity: 320 vehicles. ▶ 2025 projected capacity 2,800 vehicles ▶ 2026 capacity: 24,000 vehicles

- Pending traffic approval for NY, CA and FL from the Traffic & Safety Administration

- Debuted Model O1 at CES 2024 in Las Vegas!

- Launched Model O1 in Q3/2024 at the NY Tech Week and NYC Climate Week.

Please note: future revenues and performances are not guaranteed.





• 549 pre-orders
• $42M revenue backlog
• Experienced founding team from Ford, Tesla, Nvidia, Qualcomm.
• Backed by: Y-Combinator, Mobility Vision, Collab Fund, Soma, Climate Cap, Foxconn, Google, Columbia Univ.

Rapid Go-to-market Plan:

> ***We are rapidly launching our vehicles (M01 & M82) to the market starting with New York and California. Unlike other EV companies, Olympian doesn't waste time/resources. (It took 9+ years for Lucid and 11+ years for Rivian to make their first shipment).***

We have two core objectives:

1. Change the status-quo in automotive design, and bring aesthetics, style and experience back to the car industry.
2. Reinvent car manufacturing and bring agility, speed, and cost-efficiency back to the U.S. automotive industry.



Rapid Go-to-Market and Scalability
First Delivery in Q4/2024 ➔ Targeting +2,000 Olympian shipments in 2025. Plan to scale up to 100K/year by 2027
Olympian Sales Projections
120K
100K
80K
60K
Total
Model O1 (Sedan)
Model 84* (SUV)
Centaur 10* (Van)
Scale up to 100K vehicles / year
100K
20K
Enter China & Japan
✓ Full FMVSS Compliance
➔➔ Transition to Fully Integrated Manufacturing



Note: *the above charts contain future projections which cannot be guaranteed.*



Olympian EV Manufacturing Capacity:

- **Current Production Capacity (Q4/2024): 320 vehicles**

- 🏭 **Estimated Production Capacity (Q4/2025): 2,800 vehicles**

- 🏭🏭🏭🏭🏭 **Estimated Production Capacity (Q4/2026): 24,000 vehicles**





High-caliber, technical founding team backed by leading investors and partners.

- Team of engineers from Ford, Tesla, Lucid, Qualcomm, Apple, NIO

- Backed by leading venture capital & angel investors

- Partnered with the world's leading technology, component and material providers

material providers



Olympian Leadership

We are experienced hardware engineers, builders and makers.









Eren	John	Adam	Jasmine	Zhaolong	Henry	Bryan
CEO & Chief Engineer	Head of Olympus OS	Drivetrain & Chassis	Ops & Supply-Chain	Cockpit & SW	Strategic Advisor	Ops & Marketing
• Venture Incubation, Qualcomm • R&D Engineer, Ford • Columbia University	• Automotive Global IBD, Nvidia • R&D Engineer, Ford • Snr. Engineer, Raytheon	• System & Body Eng., Tesla • Chassis Eng., Faraday Future	• Connected Vehicle Sys, Cisco • Automotive & Mobility, IBM	• Electrical Eng. Tesla • Vehicle Eng, Chongqing Auto	• Head of Embedded Eng., NIO • Digital Program Director, Tesla • Embedded Eng. Director, Apple	• Growth & Marketing, Brainpop • Harvard University







Our Position:

- Experience over cliché.
- Aesthetics over mundane designs.
- Simplicity over invasive display screens.
- Steel and wood over plastic and chemicals.
- Silence over noise.



Olympian rejects today's commoditized and standardized car experience. We challenge the status-quo in automotive.

> *We prioritize aesthetic, nature and minimalism.*

> *We use steel and wood in Olympian cars rather than not cheap plastic and toxic chemicals.*

> *We have a minimalistic cockpit, removing dependency to large display screens.*



16
• Minimalistic cockpit
• Intuitive and natural UX
• Smartphone-tethered infotainment
• AR HUD replaces display screens



Olympian OS
Operating and Infotainment System
• Smartphone-tethered infotainment system
• Hardware-agnostic, platform-agnostic
• Seamless cloud-based integration to middleware and service layer
• Enhanced data privacy & security
Stack Participants
Olympian Motors
Auto Tier-1 Partners
Cloud Partner
Specialist Apps Provider
EV Skateboard Provider
Auto Middleware Provider
Vehicle Platform Provider
In Cloud
Olympian Mobile App
Olympian Infotainment Applications
Partner Applications
DMS Applications
Connectivity
Security
Telematics
3rd Party Applications
Olympian Data Lake on cloud
Tier-1 Data Lake
Voice Cloud
android
aws
Cloud API Platform
In-Phone
In Vehicle
HMI
Body & Comfort Control
Telematics & Connectivity
ADAS/Autonomy, Vehicle Motion & Driver Control
Human-machine interface
Services / Applications
Applications
Middleware
Operating System
Olympian Middleware
Firmware
Service Layer
Hypervisor x Operating System



Olympian Motors - AR HUD (Augmented Reality H...
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47
MPH
E GRAND BLVD.
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Cruising in style | Model 01 by Olympian Motors ...
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Olympian aims to capture 7% market share in the U.S.:

share in the U.S..

We can't predict the future, and none of this is guaranteed. But here's what we hope to accomplish:

- Capture 7% market share in the U.S. passenger vehicle market by 2030 by entering the EV market rapidly with our unique and provocative car designs.
- Outcompete Lucid, Rivian, Ford and GM by 2030, using the advantage of Olympian MVDS - modular vehicle/drivetrain system. We strongly believe that our modular EV approach is a smarter way to produce cars.
- Pioneer modular EVs and change the manufacturing inertia in United States. We aim to bring speed, cost-efficiency and agility back to the automotive industry.


OLYMPIAN MOTORS
Invest in
Olympian Motors, Inc.
Email: ir@olympianmotors.com
Address: 19 Morris Avenue, Brooklyn Navy Yard, New York 11025